

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 22, 2021

George J. Leimer
Chief Executive Officer
RSE Archive, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

      Re: RSE Archive, LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 42
          Filed December 17, 2021
          File No. 024-11057

Dear Mr. Leimer:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Tim Gregg